JUST WINGS, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2021

Just Wings, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Cash - Operating Account	100.07
Cash - Savings/Deposit Account	70,000.00
Total Checking/Savings	70,100.07
Total Current Assets	70,100.07
Fixed Assets	
Furniture and Equipment	17,240.32
Total Fixed Assets	17,240.32
Other Assets	
Organizational Startup Costs	120,489.29
Total Other Assets	120,489.29
TOTAL ASSETS	207,829.68
LIABILITIES & EQUITY	
Equity	
Member 1 Equity	209,432.30
Retained Earnings	-532.33
Net Income	-1,070.29
Total Equity	207,829.68
TOTAL LIABILITIES & EQUITY	207,829.68

Just Wings, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Expense	
Auto/Truck Expense	866.39
Bank Service Charges	197.91
Office Supplies	5.99
Total Expense	1,070.29
Net Ordinary Income	-1,070.29
Net Income	-1,070.29

Just Wings, Inc.
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-1,070.29
Net cash provided by Operating Activities	-1,070.29
INVESTING ACTIVITIES	
Furniture and Equipment	-17,240.32
Organizational Startup Costs	-111,151.48
Net cash provided by Investing Activities	-128,391.80
FINANCING ACTIVITIES	
Member 1 Equity	119,670.16
Net cash provided by Financing Activities	119,670.16
Net cash increase for period	-9,791.93
Cash at beginning of period	79,892.00
Cash at end of period	70,100.07

JUST WINGS, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2021 (INCEPTION)	-	$ 80,000-	-	$ -	$9,762.14	$532.33	$ 89,229.81
Contributions					119,670.16	-	$ 119,670.16
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income						(1,070.29)	(1,070.29)
ENDING BALANCE, DECEMBER 31, 2021	-	$ 80,000	-	$ -	129,432.30	(1,602.62)	$ 207,829.69

Just Wings, Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Cash - Operating Account	-108.00
Cash - Savings/Deposit Account	80,000.00
Total Checking/Savings	79,892.00
Total Current Assets	79,892.00
Other Assets	
Organizational Startup Costs	9,337.81
Total Other Assets	9,337.81
TOTAL ASSETS	89,229.81
LIABILITIES & EQUITY	
Equity	
Member 1 Equity	89,762.14
Net Income	-532.33
Total Equity	89,229.81
TOTAL LIABILITIES & EQUITY	89,229.81

Just Wings, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Expense	
Auto/Truck Expense	209.45
Bank Service Charges	252.48
Telephone Expense	70.40
Total Expense	532.33
Net Ordinary Income	-532.33
Net Income	-532.33

Just Wings, Inc.
Statement of Cash Flows
January through December 2020

	Jan -Dec 20
OPERATING ACTIVITIES	
Net Income	-532.33
Net cash provided by Operating Activities	-532.33
INVESTING ACTIVITIES	
Organizational Startup Costs	-9,337.81
Net cash provided by Investing Activities	-9,337.81
FINANCING ACTIVITIES	
Member 1 Equity	89,762.14
Net cash provided by Financing Activities	89,762.14
Net cash Increase for period	-108
Cash at beginning of period	80,000.00
Cash at end of period	79,892.00

JUST WINGS, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-In Capital	Retained earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JULY 1, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions		80,000			9,762.14	-	$ 89,762.14
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(532.33)	$ (532.33)
ENDING BALANCE, DECEMBER 31, 2020	-	$ 80,000	-	$ -	9,762.14	(532.33)	$ 89,229.81

JUST WINGS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Just Wings, Inc. (the "Company"), is a corporation organized under the laws of the State of Florida. The Company operates a restaurant services and derives revenue from delivery food and services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.